April 29, 2009
BY HAND AND BY EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
RE:	DigitalGlobe, Inc. Registration Statement on Form S-1 (File No. 333-150235)
Dear Mr. Spirgel:
          On behalf of DigitalGlobe, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 5 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 4 to the Registration Statement on Form S-1 filed with the Commission on March 24, 2009.
          The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 3, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
          Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Securities and Exchange Commission
April 29, 2009

Risk Factors, page 9
Any program delays encountered in connection with the construction, launch and operational commissioning of our Worldview-2 satellite . . . page 12
1.	So that investors may better assess this risk, please provide disclosure in an appropriate location of your prospectus regarding launch arrangements for WorldView-2. For example, disclose whether you have contracted with a launch service provider, scheduled a date for the launch, or encountered any delays or difficulties thus far in preparing for the launch.

The disclosure on page 13 has been revised in response to the Staff’s Comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Overview, page 30
2.	Please provide disclosure addressing how the cessation of ratable revenue recognition for certain required purchases under the NextView agreement after July 2009 is expected to impact your revenue levels in 2009. Also address the other material reasons for your decreased backlog as of December 31, 2008, as disclosed on page 58, and whether or not this decreased backlog is indicative of conditions that could materially impact your ability to generate revenue growth in 2009.

The disclosure on pages 31 and 61 has been revised in response to the Staff’s Comment.
Revenue, page 31
3.	We note from your disclosure on page F-12 that you expect to begin recognizing deferred DAP revenues when DAP operations commence, which is expected to coincide with WorldView-2 becoming operational. However, based on your disclosure here, it appears that there are several events, in addition to WoridView-2 becoming operational, that must occur before DAP revenues are recognized, such as the commissioning ground terminals and the receipt of approvals from the government and lenders under the senior credit facility, if necessary. Please provide disclosure that clarifies your expectations on the timing of the commencement of revenue-generating DAP operations and disclose any material uncertainties with respect to any of the aforementioned conditions.

The disclosure on page F-12 describes the accounting treatment of the Company’s deferred revenue as of December 31, 2008, all of which was from Hitachi Software Engineering. As of December 31, 2008, all government approvals had been obtained for the Company’s DAP agreement with Hitachi Software Engineering. The Company repaid in full its senior credit facility on April 28, 2009 and therefore no longer needs the approval of the lenders under the senior credit facility for DAP arrangements. The Company expects to recognize revenue and expense in connection

Securities and Exchange Commission
April 29, 2009

with the DAP agreement with Hitachi Software Engineering upon the commencement of DAP operations, which the Company expects to coincide with WorldView-2 successfully commencing commercial operation.
The disclosure on page 32 has been revised in response to the Staff’s Comment.
Liquidity and Capital Resources, page 38
4.	It is unclear to us what you mean by your statement that “A delay in the launch would delay the requirement to make payments under some of our construction and launch contracts that are tied to the launch date, which would positively impact our liquidity.” The statement appears to contradict your assertions elsewhere in the filing that a failure to launch WorldView-2 on time or to achieve operational commissioning on time or at all could have a material adverse effect on your business, financial condition and results of operations. In this regard, tell us the nature and magnitude of the payments that are tied to the launch date and explain how they could positively impact your liquidity as a result of a delay in the launch of WorldView-2. Also, explain whether you will be required to pay less as a result of a delay in the launch as your above statement appears to imply.

The disclosure on page 39 has been revised in response to the Staff’s Comment. The Company supplementally advises the Staff that a delay in the launch would delay the requirement to make payments under some of the Company’s insurance and launch contracts that are tied to the launch date, but would not reduce the amount of such payments.

5.	Additionally, refer to your statement that “We believe that the combination of funds currently available to us and funds expected to be generated from operations will be adequate to finance our operations and development activities for the next twelve months.” Tell us whether “funds expected to be generated from operations” include revenues from a successful launch and commissioning of the WorldView-2 satellite and from a new contract award replacing the NextView agreement which expires in July 2009, both of which appear to be outside your control. If so, please revise your disclosure to explain how you would be impacted if those events do not transpire within the next twelve months.

The disclosure on page 38 has been revised in response to the Staff’s Comment. The Company supplementally advises the Staff that “funds expected to be generated from operations” does not include revenue from a successful launch and commissioning of the WorldView-2 satellite. While a failure to achieve operational commissioning of WorldView-2 would have a negative impact on the Company’s business as a whole, it would not have a negative impact on the Company’s liquidity over the next twelve months.
Accounting for Stock Options, page 42
6.	For stock options issued subsequent to the option issuance on April 17, 2008, please tell us the date of each option grant, the number of options granted, the grant/exercise price and estimated fair values assigned to each option grant. Tell us the estimated fair value of your underlying common stock for each grant date including how the fair value of your common stock was determined. Provide this information in chronological order with

Securities and Exchange Commission
April 29, 2009

respect to the date of each stock option grant. Also provide us with your initial public offering price range. In your response, please also address the following:
•	Identify and quantify each factor that contributed to the fair value of the underlying common stock at each grant date

•	The reasons for any variance between your stock valuation and the expected initial public offering price.
Revise to provide a table in your critical accounting policies disclosing the above details for each issuance. Also, please provide the disclosures as indicated in your response to comment nine in your response letter dated June 25, 2008. Specifically, you should disclose how the third party valuation expert determined the fair valuation range of your common stock.
The disclosure on pages 43 through 45 has been revised in response to the Staff’s Comment.
The following table describes the stock options issued by the Company since June 14, 2007, after giving effect to the 1-for-5 reverse stock split effected by the Company on April 28, 2009. The Company’s expected initial public offering price range is $16.00 to $18.00, and its assumed initial public offering price is $17.00, the midpoint of the range. All of the Company’s stock options were granted at a valuation higher than the assumed initial offering price of $17.00. The Company believes that the current capital market conditions have negatively impacted that price at which the Company can sell common stock to the public and that is the primary reason for the variance.

				Estimated	Variance
				Fair	between
	Number			Value per	Common
	of Options		Estimated	Share of	Stock
	Granted	Exercise	Fair Value	Common	valuation
Date of Grant	(000s)	Price	per Option	Stock	and $17.00

June 14, 2007	862	$22.50	$8.80	$22.50	$5.50
September 12, 2007	67	22.50	7.85	22.50	5.00
January 31, 2008	449	27.40	9.20	27.40	10.40
March 7, 2008	224	27.40	9.15	27.40	10.40
March 16, 2008	12	27.40	9.00	27.40	10.40
April 17, 2008	33	27.40	8.95	27.40	10.40
July 31, 2008	90	27.40	9.55	27.40	10.40
November 3, 2008	310	21.10	9.10	21.10	4.10
November 3, 2008*	30	22.10	22.10	22.10	4.10
February 23, 2009	227	21.30	10.55	21.30	4.30
March 23, 2009	319	21.30	10.70	21.30	4.30

*	Restricted Stock

Securities and Exchange Commission
April 29, 2009

The following table details a timeline of significant milestones achieved by the Company affecting the estimation of the fair value of the Company’s common stock with respect to the above grants:

Option
		Fair Value of	Grant
Key Event Milestone	Date	Common Stock	Price

Sold 4.4 million shares of common stock in a private placement	December 20, 2006	$22.50	NA
Issued 0.5 million shares of common stock in connection with GlobeXplorer acquisition	January 4, 2007	$22.50	NA
Third-party valuation range provided	March 31, 2007	$20.15-$23.15	NA
Options to purchase 862,000 shares of common stock granted	June 14, 2007	$22.50	$22.50
Third-party valuation range provided	June 30, 2007	$20.21-$23.40	NA
Third-party valuation firm confirms that FOC of WorldView-1 and not its launch was a significant valuation event	September 6, 2007	NA	NA
Options to purchase 67,000 shares of common stock granted	September 12, 2007	$22.50	$22.50
Launch of WorldView-1	September 18, 2007	NA	NA
WorldView-1 reaches FOC	November 16, 2007	NA	NA
Third-party valuation range provided	November 16, 2007	$22.90-$27.65	NA
Board of directors grants management authority to initiate IPO process	January 16, 2008	NA	NA

Securities and Exchange Commission
April 29, 2009

			Option
		Fair Value of	Grant
Key Event Milestone	Date	Common Stock	Price

Options to purchase 449,000 shares of common stock granted	January 31, 2008	$27.40	$27.40
Third-party valuation range provided	February 25, 2008	$23.85-$26.95	NA
Options to purchase 229,000 shares of common stock granted	March 7, 2008	$27.40	$27.40
Options to purchase 12,000 shares of common stock granted	March 16, 2008	$27.40	$27.40
Registration Statement filed with SEC	April 14, 2008	NA	NA
Options to purchase 33,000 shares of common stock granted	April 17, 2008	$27.40	$27.40
Third-party valuation range provided	June 30, 2008	$26.80-$30.00	NA
Options to purchase 90,000 shares of common stock granted	July 31, 2008	$27.40	$27.40
Third-party valuation range provided	September 30, 2008	$20.65-$23.65	NA
Options to purchase 310,000 shares of common stock granted	November 3, 2008	$22.10	$22.10
Options to purchase 30,000 shares of restricted stock granted	November 3, 2008	$22.10	$22.10
Third-party valuation range provided	December 31, 2008	$20.25-$22.40	NA
Options to purchase 227,000 shares of common stock granted	February 23, 2009	$21.30	$21.30
Options to purchase 319,000	March 23, 2009	$21.30	$21.30

Securities and Exchange Commission
April 29, 2009

The fair value of the Company’s common stock is determined by the Company’s Board of Directors based upon a recommendation from management. Management recommends a fair value based upon its assessment of a valuation range prepared by a third-party that the Company obtains on a quarterly basis or upon the occurrence of material events as disclosed in the prospectus.

7.	We refer to your response to comment nine in your response letter dated June 25, 2008. Describe in detail how you utilize both the market and income approaches in your valuation of common stock. If applicable, disclose how you weighted the discounted cash flows and comparable market transactions methods and your basis for that weighting. Further, please qualitatively and quantitatively describe the significant estimates and assumptions used under the income approach and market approach in your valuation models to determine the fair value of your common stock.

For example, since you utilize the discounted cash flow approach, you should disclose at a minimum:
•	the discount rates, how those discount rates were determined and how they relate to a “cost or capital commensurate with the risk of an investment in the Company.”

•	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

•	your consideration of any market risk premiums.
The disclosure on page 45 has been revised in response to the Staff’s Comment.
Compensation Discussion and Analysis, page 66
Compensation Process, Peer Group Selection and Benchmarking, page 66
8.	In the last full paragraph on page 67, you disclose how the chief executive officer recommended the number of options granted to executives based on 2007 performance factors such as individual performance against departmental goals and personal goals and that these options were granted in March 2008. However, your disclosure regarding equity award grants in 2008 on pages 70 to 72 does not describe how such departmental goals and personal goals factored into compensation committee decisions. Please revise to explain.

The disclosure on page 70 has been revised in response to the Staff’s Comment.

Securities and Exchange Commission
April 29, 2009

Components of Executive Compensation, page 68
Base Salary, page 68
9.	Please discuss the reasons for the increases in Ms. Smith’s and Mr. Spruill’s base salaries.

The disclosure on page 72 has been revised in response to the Staff’s Comment.

10.	We note your response to comment five in our letter dated July 3, 2008. Please disclose in the prospectus that you used the Adjusted EBITDA measure defined on page seven in connection with the 2008 Success Sharing Plan.

The disclosure on page 72 has been revised in response to the Staff’s Comment.
Agreements with Named Executive Officers, page 75
Employment Agreement with Ms. Smith, page 75
11.	With respect to the 150,000 restricted shares granted to Ms. Smith on November 3, 2008, please disclose whether the first installment of such shares vested on March 31, 2009, the first scheduled vesting date. In your Compensation Discussion and Analysis, disclose the 2008 performance goals that were used to determine whether or not these shares vested and discuss the extent to which these goals were achieved.

The disclosure on page 78 has been revised in response to the Staff’s Comment.

12.	We note that Ms. Smith received equity awards in connection with her new employment agreement in 2008, but that Messrs. Spruill and Smith and Dr. Scott did not receive any equity awards in connection with their new employment agreements in 2008. We note further that Ms, Smith’s employment agreement includes provisions for a stock award in connection with an initial public offering.

Please explain in your Compensation Discussion and Analysis why Ms. Smith is the only named executive officer that received these benefits.

The disclosure on page 75 has been revised in response to the Staff’s Comment.
Certain Relationships and Related Party Transactions, page 81
13.	We note your response to comment six in our letter dated July 3, 2008. We have reviewed your response, your prospectus disclosure, and the Hitachi data distribution agreement and are unable to understand why you are not eligible to receive a minimum level of fees pursuant to the agreement. Please provide a detailed explanation in your response letter, including references to specific contractual provisions, of why you are not eligible to receive any minimum level of fees now and will not become eligible to receive any such fees in the future.

Securities and Exchange Commission
April 29, 2009

The Company has re-evaluated the Hitachi data distribution agreement and the disclosure on page 85 has been revised in response to the Staff’s Comment.
* * * * *
               Please contact the undersigned at (212) 735-4112 or Courtney A. Dinsmore at (212) 735-3766 should you require further information or have any questions.
Very truly yours,
/s/ Richard B. Aftanas
Richard B. Aftanas

Securities and Exchange Commission
April 29, 2009

cc:	J. Alison Alfers
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

John Harrington, Attorney-Adviser
Kathleen Krebs, Special Counsel
Kathryn Jacobson, Staff Accountant
Kyle Moffatt, Accountant Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Richard D. Truesdell, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Courtney A. Dinsmore
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY, 10036